November 19, 2018

Charles R. Eyler
Senior Vice President
Puma Biotechnology, Inc.
10880 Wilshire Boulevard
Suite 2150
Los Angeles, CA 90024

       Re: Puma Biotechnology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           File No. 001-35703

Dear Mr. Eyler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Risk Factors, page 29

1. You disclose on page F-12 that your company has three customers who each accounted for 38%, 23% and 13% of your total revenue in 2017. Plesae confirm to us that in future filings you will disclose in the business or risk factors section the names of these customers and their relationship, if any, to your company, and clarify the extent to which you are dependent on these customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.
 Charles R. Eyler
FirstName LastNameCharles R. Eyler
Puma Biotechnology, Inc.
Comapany 19, 2018
November NamePuma Biotechnology, Inc.
November 19, 2018 Page 2
Page 2
FirstName LastName



Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 60

2. Please tell us whether you track any component of your research and development expenses by drug candidate depicted in the chart on page 5. If so represent to us that you will revise your disclosure in future filings to disaggregate research and development expenses by drug candidate for each period presented. If not, tell us whether you can provide more granular information, perhaps by nature, such as manufacturing expenses, clinical trial costs, preclinical study expenses, etc. in order to provide more insight into your research and development activities. Otherwise tell us why you cannot provide such additional detail or why its disclosure is not warranted.
Non-GAAP Financial Measures, page 61

3. It appears that you are presenting non-GAAP adjusted net loss and net loss per share as liquidity measures based on your statement that these measures remove the impact of stock-based compensation due to your emphasis on cash burn and, more specifically, cash used in operations. As such, please revise to provide a reconciliation of adjusted net loss to the most directly comparable GAAP measure for a liquidity measure (i.e., cash flows from operations). In addition, please note that non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, even if management presents it solely as a performance measure. Refer to
         Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretation.

Notes to Consolidated Financial Statements
Note 2   Significant Accounting Policies
Inventory, page F-11

4. You disclose that inventory costs incurred prior to receipt of regulatory approval are charged to research and development costs when incurred. You also disclose here and in comparable disclosure on page 8 of your September 30, 2018 Form 10-Q that inventories on your period end balance sheets are comprised primarily of raw materials purchased subsequent to FDA approval of NERLYNX. Please tell us the following:
           The dollar value of pre-approval inventory costs charged to research and development costs and the calendar years in which those costs were expensed.
           An estimate of what cost of sales as a percentage of product revenue, net would have been for each quarter from the third quarter of 2017 through the third quarter of 2018 if you had not charged pre-approval inventory costs to research and development expenses.
 Charles R. Eyler
Puma Biotechnology, Inc.
November 19, 2018
Page 3

             The estimated amount of future product revenue, net from sales of the zero-cost/low-
             cost inventory (i.e. inventory that excludes costs charged to expense prior to regulatory approval) on hand at September 30, 2018 and the expected period of time over which it will be sold.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Mark Brunhofer at 202-551-3638 with any questions.



FirstName LastNameCharles R. Eyler                             Sincerely,
Comapany NamePuma Biotechnology, Inc.
                                                               Division of
Corporation Finance
November 19, 2018 Page 3                                       Office of
Healthcare & Insurance
FirstName LastName